

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

January 5, 2017

George A. Barrios
Chief Strategy and Financial Officer
World Wrestling Entertainment Inc.
1241 East Main Street
Stamford, CT 06902

      **Re: World Wrestling Entertainment Inc.
               Form 10-K for Fiscal Year Ended December 31, 2015
               Filed February 12, 2016
               File No. 001-16131**

Dear Mr. Barrios:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                             Sincerely,

                             /s/ Lyn Shenk

                             Lyn Shenk
                             Branch Chief
                             Office of Transportation and Leisure